Exhibit 12.1

ENSCO PLC AND SUBSIDIARIES

Statement of Calculation of Ratios of Earnings to Fixed Charges

(In millions, except ratios)

(Unaudited)

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009

Earnings

Income from continuing operations before income tax(a)	$321.2	$1,664.7	$1,397.7	$739.0	$507.9	$833.3
Fixed charges deducted from income from continuing operations	183.5	245.6	247.6	187.8	26.6	25.6
Amortization of capitalized interest	12.7	14.1	13.2	7.2	4.5	2.6
Less:
Income from continuing operations before income tax attributable to noncontrolling interests	$(12.1)	(10.2)	(8.0)	(6.0)	(6.2)	(4.2)
Interest capitalized	(58.6)	(67.7)	(105.8)	(80.2)	(21.3)	(20.9)
	446.7	1,846.5	1,544.7	847.8	511.5	836.4

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	109.0	158.8	123.6	95.9	—	—
Estimated interest within rental expense	15.9	19.1	18.2	11.7	5.3	4.7
Fixed charges deducted from income from continuing operations	124.9	177.9	141.8	107.6	5.3	4.7
Interest capitalized	58.6	67.7	105.8	80.2	21.3	20.9
Total	$183.5	$245.6	$247.6	$187.8	$26.6	$25.6

Ratio of Earnings to Fixed Charges	2.4	7.5	6.2	4.5	19.2	32.7

(a)         Net income from continuing operations before income taxes of $321.2 million for the nine-month period ended September 30, 2014 included a non-cash loss on impairment of $991.5 million recorded during the period.